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                                                                  EXHIBIT 99.A.9

                                          EA Engineering Acquisition Corporation
                                                11019 McCormick Road - Suite 230
                                                     Hunt Valley, Maryland 21031

                                                     Telephone:  (410) 527- 3501
                                                             Fax: (410) 771-1812
NEWS RELEASE
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EA ENGINEERING ACQUISITION CORPORATION EXTENDS EXPIRATION DATE OF TENDER OFFER
FOR EA ENGINEERING, SCIENCE, AND TECHNOLOGY, INC.

Contacts:     Melanie Jensen-Ney
              Tel. (410) 527-3501        Fax: (410) 771-1812

For Immediate Release:  September 14, 2001

BALTIMORE, MARYLAND, September 14, 2001... EA Engineering Acquisition Corporation announced today that due to the tragic events of September 11, 2001, and the resulting closure of the financial markets and concurrent problems with mail delivery service, it has extended the expiration date of the tender offer to purchase all of the outstanding shares of common stock of EA Engineering, Science, and Technology, Inc. (NASDAQ: EACO) for $1.60 per share in cash. As a result, stockholders of EA Engineering, Science, and Technology, Inc. may tender or withdraw their shares until 5:00 p.m., New York City time on Friday, September 21, 2001, unless the offer is further extended.

According to Mellon Investor Services LLC, the Depositary for the tender offer, as of 5:00 p.m. on September 14, 2001, 2,991,249 shares of EA Engineering, Science, and Technology, Inc. have been validly tendered and not withdrawn. Together with the shares held by Loren D. Jensen, Ph.D., and trusts for the benefit of his children, this represents approximately 89.8% of the outstanding shares.

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is made only through the Offer to Purchase, the related Letter of Transmittal and the other tender offer documents, which EA Engineering Acquisition Corporation has filed with the Securities and Exchange Commission (SEC). Stockholders are advised to read the tender offer documents in their entirety before they make any decision with respect to the offer. Stockholders may obtain a copy of the tender offer documents for free at the SEC's website at www.sec.gov.

Mellon Investor Services LLC is acting as Information Agent for EA Engineering Acquisition Corporation in the tender offer. Copies of the offering documents may also be obtained by calling Mellon Investor Services LLC at 1-800-413-6134.

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